

**CREWS & ASSOCIATES, INC.**

**December 31, 2019**

**Statement of Financial Condition**

**With**

**Report of Independent Registered Public Accounting Firm**

**521 President Clinton Ave, Suite 800**
**Little Rock, Arkansas 72201**
**501-907-2000**
**Member SIPC & FINRA**

Pursuant to Rule 17a-5 of the Securities and Exchange Commission the Statement of Financial Condition of Crews & Associates, Inc. as of December 31, 2019 is available for examination at the principal office of the Company, and at the Fort Worth, Texas regional office of the Commission.

**Table of Contents**



**Report of Independent Registered Public Accounting Firm**

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit provides a reasonable basis for our opinion.

**Emphasis of Matter**

As discussed in Note 2.a. to the financial statement, the Company's securities transactions are reflected in the accompanying statement of financial condition on a settlement-date basis. Our opinion is not modified with respect to this matter.

*Frost, PLLC*

Independent Registered Public Accounting Firm

We have served as the Company's auditor since 2000.

Little Rock, Arkansas
February 26, 2020

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina | Scottsdale, Arizona
Naples, Florida | Yuma, Arizona | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

# CREWS & ASSOCIATES, INC.

## Statement of Financial Condition

### December 31, 2019

| | | |
|---|---|---:|
| Cash (including $950,000 segregated under federal regulation) | $ | 11,784,672 |
| Receivables from | | |
| Broker-dealers and clearing organizations | | 1,452,367 |
| Customers | | 2,863,215 |
| Marketable securities, at fair value | | 44,580,036 |
| Furniture, equipment and leasehold improvements, net | | 1,832,191 |
| Operating lease right of use asset | | 577,974 |
| Net deferred tax asset | | 4,267,996 |
| Cash surrender value of life insurance policies | | 19,694,520 |
| Employee loans receivable and covenants not to compete, net | | 768,156 |
| Goodwill | | 772,574 |
| Other assets | | 1,746,144 |
| | | |
| Total assets | $ | 90,339,845 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Payables to | | |
| Customers | $ | 19,651 |
| Accrued expenses and other liabilities | | 4,872,738 |
| Operating lease liability | | 592,559 |
| Nonqualified deferred compensation liability | | 18,837,988 |
| Income tax payable | | 722,144 |
| | | |
| Total liabilities | | 25,045,080 |
| | | |
| Stockholder's equity | | |
| Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding | | 427 |
| Additional paid-in capital | | 3,488,692 |
| Retained earnings | | 61,805,646 |
| Total stockholder's equity | | 65,294,765 |
| | | |
| Total liabilities and stockholder's equity | $ | 90,339,845 |

The accompanying notes are an integral part of this statement of financial condition.

**Notes to Statement of Financial Condition**

**December 31, 2019**

1.  **Description of Business**

    Crews & Associates, Inc. (the "Company" or "Crews") is a full service, self-clearing registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

    Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Crews securities transactions are made primarily with individuals, financial institutions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Huntington Bank and Depository Trust Company ("DTC"). These securities are segregated in accordance with the rules and regulations of the SEC.

2.  **Summary of Significant Accounting Policies**

    a.  **Basis of presentation** – The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

    b.  **Revenue recognition** – The Company accounts for revenue under the provisions of ASC Topic 606. The guidance is a comprehensive new revenue recognition model that requires the Company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

        Securities transactions – regular-way trades and securities transactions that have not reached their contractual settlement date are recorded on the settlement date. Generally accepted accounting principles require that regular-way trades be reported on a trade date basis. If the Company had recorded its regular-way trades on a trade date basis, the balances as reported in the statement of financial condition would have been as follows:

| | Settlement Date | | Change | | Trade Date |
|---|---|---|---|---|---|
| Net receivables for unsettled trades | $ - | $ | 3,162,785 | $ | 3,162,785 |
| Marketable securities, at fair value | $ 44,580,036 | $ | (3,162,785) | $ | 41,417,251 |

        Management has determined the difference between recognition on a settlement date instead of the trade date is not material to the statement of financial condition or the computation of net capital.

        Information on remaining performance obligations – The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less, which represent all of the Company's performance obligations. These performance obligations generally relate to the Company's investment banking income, which is expected to be resolved within one (1) month of December 31, 2019.

        Contract costs – The Company capitalizes costs to fulfill contracts associated with investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable.

    c.  **Cash equivalents** – The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2019, the Company did not hold investments considered to be cash equivalents.

    d.  **Marketable securities** – Marketable securities are comprised of securities used for trading and are recorded at fair value. The fair value of marketable securities includes accrued interest receivable of $469,223.

2. **Summary of Significant Accounting Policies (cont.)**

 e. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (three to ten years). Leasehold improvements are amortized over the shorter of the respective lease term or the life of the asset.

 f. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management as of December 31, 2019.

 g. **Goodwill** – Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than the carrying amount or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value; a quantitative goodwill impairment test would be required. Alternatively, the Companies may elect to forgo the qualitative assessment and perform the quantitative test.

  The quantitative goodwill impairment test is performed using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the quantitative impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

  The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was determined as the exit price a market participant would pay for the same business).

  The Company has performed the annual goodwill impairment test and step one of the analysis indicated the fair value of the goodwill is greater than the carrying value; therefore the goodwill of $772,574 was not impaired at December 31, 2019.

 h. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements, which range from two to six-year periods and are unsecured. The agreements provide for the repayment of unamortized loan amounts at the time of separation of employment. Gross original agreements were $2,537,984, net of accumulated amortization of $1,769,828 at December 31, 2019.

 i. **Income taxes** – The Company's operations are included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates and any change in the enacted tax rates is recognized in income in the period that includes the enactment date.

2.  **Summary of Significant Accounting Policies (cont.)**

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the statement of financial condition and requires the impact of a tax position to be recognized in the statement of financial condition if that position is more likely than not of being sustained by the taxing authority.  A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances.  This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized.  The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset.  Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

The Parent is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2016.  The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense.  The Company did not have any interest or penalties accrued at December 31, 2019.

j.  **Leases** – Effective January 1, 2019, the Company adopted ASC 842, which requires virtually all leases, excluding mineral interest leases, to be recorded as right-of-use (ROU) assets and lease liabilities on the balance sheet and provides guidance on the recognition of lease expense and income. ASC 842 requires the modified retrospective transition approach, applying the new standard to all leases existing at the date of initial application. It further states that an entity may use either 1) its effective date or 2) the beginning of the earliest period presented in the financial statements as its date of initial application. The Company used the effective date as the date of initial application. As such, financial information and disclosures required under ASC 842 will not be provided for dates and periods prior to January 1, 2019.

The new standard provides a number of practical expedients for transition and policy elections for ongoing accounting. The Company elected the "package of practical expedients", which permits the Company to not reassess its prior conclusions about lease identification, lease classification and initial direct costs. The Company elected the practical expedients pertaining to the use of hindsight. The standard provides policy election options for recognition exemption for short-term leases and separation of lease and non-lease components. The Company elected the short-term lease recognition exemption and elected not to separate lease and non-lease components.  The Company determines lease and non-lease components based on observable information, including rates provided by the lessor.

The adoption of ASC 842 had a substantial impact on the Company's balance sheet, whereby it recognized an ROU asset and the liability for its operating lease.  Accordingly, upon adoption, the lease that was classified as an operating lease under the prior standard ("ASC 840") was classified as operating leases under ASC 842, and the Company recorded an adjustment of $1,155,948 to operating lease right-of-use asset and to the related lease liability. All ROU assets are reviewed for impairment.  See footnote 9.

Subsequent to the date of adoption, the Company determines if a contract is or contains a lease at inception of the agreement. Operating and finance leases are recognized as ROU assets and the related obligations are recognized as current or noncurrent liabilities on the Company's statement of financial condition. Leases with an initial lease term of one year or less are not recorded on the balance sheet. There were no short-term leases at the date of adoption.

ROU assets, which represent the Company's right to use an underlying asset, and lease liabilities, which represent the Company's obligation to make lease payments arising from the lease, are recognized based on the present value of the future lease payments over the lease term at commencement date. Certain of the Company's leases contain renewal and/or termination options. The Company recognizes renewal or termination options as part of its ROU assets and lease liabilities when the Company has the unilateral right to renew or terminate and it is reasonably certain these options will be exercised. The Company determines the present value of lease payments based on the implicit rate, which may be explicitly stated in the lease if available or the Company's estimated collateralized incremental borrowing rate based on the term of the lease. For operating leases, lease expense is recognized on a straight-line basis over the lease term.

k.  **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and a bank that is a subsidiary of the Parent.  Transactions with Company officers have substantially the same terms as those with unrelated parties.  Transactions with affiliated bank for new issues have the same terms as those with unrelated parties while secondary market sell transactions do not include a markup.

2.  **Summary of Significant Accounting Policies (cont.)**

    l.  **Advertising** – Advertising costs are expensed as incurred

    m.  **Use of estimates** – The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying statement of financial condition are based upon management's evaluation of the relevant facts and circumstances as of the date of the statement of financial condition. However, actual results may differ from the estimates and assumptions used in the accompanying statement of financial condition.

    n.  **Fair value measurements** – The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is estimated either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820, "Fair Value Measurements and Disclosures," and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

        - **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

        - **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

        - **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

        The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of marketable security and market conditions. As the observability of prices and inputs may change for a marketable security from period to period, this condition may cause a transfer of a marketable security among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for marketable securities categorized in Level III.

        The Company is required to update the market values for their ending marketable security balances at the end of each reporting period. Each marketable security which trades in an active market's ending period date market value is obtained from an independent third party pricing source. These pricing services are considered Level II input data for pricing of marketable securities and provide the baseline valuation estimates for the Company's marketable securities when available. The independent third party pricing information is provided directly to the Company through the Company's online securities processing platform.

        At the end of each period, the Company provides the marketable security listing to management, the market price data from the independent third party pricing provider and independent agency bond ratings for each graded marketable security. Management adjustments from these estimates to their estimated current market value are based on their knowledge of the related marketable security taking into consideration any local specific knowledge credit events, bond ratings, coupon rate and maturity.

**Notes to Statement of Financial Condition**

**December 31, 2019**

2.  **Summary of Significant Accounting Policies (cont.)**

Marketable securities with significant pricing differences from the independent pricing source are subjected to a second review by the Company's management for reasonableness and to verify ending price estimate.

The following outlines the valuation methodologies and inputs for the Company's material categories of assets and liabilities:

- **State and municipal government obligations** – The fair value of municipal bonds is derived using recent trade activity, market price quotation and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. For obligations traded in a market that is not active or not priced by the Company's independent third party pricing service, fair value is determined using unobservable inputs. Current interest rates, credit events and individual bond characteristics such as coupon, call feature, maturity and revenue purpose are considered in the valuation process. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **U.S. Government obligations** – The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services. Agency issued debt securities are generally classified as Level II in the fair value hierarchy.

- **Corporate obligations** – When available corporate bonds are based on the most recent observable trade and/or external quotes for independent dealer pricing services. When price information is not available, the Company utilizes coupon interest rates, credit events and underlying collateral analysis to value these obligations. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **Certificates of deposit** – The fair value of certificates of deposit are derived using market prices and recent trade activity of similar items and are considered Level II in the fair value hierarchy.

- **Other marketable securities** – The fair value of private placement offerings and municipal leases within this category are valued utilizing underlying collateral analysis and individual bond characteristics such as coupon, call feature and maturity. The fair values of marketable securities within the category are considered Level III in the fair value hierarchy.

- **Life insurance policies and nonqualified deferred compensation liabilities** – The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the Company to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAVs are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAVs of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAVs. The Company's investment objective is to match the investments in the policies' CSV to the elections made by the participants. These private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAVs daily and third party record keeping, these assets and liabilities are considered Level II in the fair value hierarchy.

o.  **Recent accounting pronouncements**

*Accounting pronouncements not yet adopted as of December 31, 2019*

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments − Credit Losses (Topic 326):Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the impact this ASU will have on its Statement of Financial Condition.

**Notes to Statement of Financial Condition**

**December 31, 2019**

2.   **Summary of Significant Accounting Policies (cont.)**

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, "Intangibles – Goodwill and Other (Topic 350):  Simplifying the Test for Goodwill Impairment." ASU 2017-04 was issued to simplify subsequent measurements of goodwill and goodwill impairment.  Under existing general accepted accounting principles, the impairment test includes two steps:  (1) comparing the fair value of the reporting unit with its carrying amount, including goodwill; and (2) comparing the implied fair value of reporting unit goodwill with the carrying amount of goodwill.  ASU 2017-04 eliminates step two from the impairment test.  For public business entities, this guidance is effective for fiscal years beginning after December 15, 2019. Application of ASU 2017-04 will be applied prospectively.  The Company is currently evaluating the impact of ASU 2017-04 on its statement of financial condition.

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, "Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement". The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness.  ASU 2018-13 will be effective for the Company's fiscal year beginning January 1, 2020, with early adoption permitted.  The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively.  Since this update is intended to modify disclosures, the adoption of ASU 2018-13 is not expected to have a material impact on the Company's statement of financial condition.

3.   **Cash Segregated Under Federal Regulation**

Statutory rules require customer funds be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3.  While no balance was required based on the regulatory calculation, the Company maintained $950,000 in the special reserve bank account at December 31, 2019.

4.   **Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker-dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company.  These receivables and payables are generally collateralized by securities held by or due to the Company.  To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker-dealer and clearing organization, and customer with whom it conducts business.  In addition, the Company monitors the market value of collateral held and the market value of the securities due from others.  Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt.  Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2019.

At December 31, 2019, receivables from customers consisted of $2,644,424 from institutional firms and $218,791 from retail customers.  Payables consisted of $2,152 to institutional firms and $17,499 to retail customers. The institutional firms represent financial institutions and retail customers represent a diversified clientele, both located throughout the United States
.

**Notes to Statement of Financial Condition**

**December 31, 2019**

5. <u>**Marketable Securities**</u>

Marketable securities consist of the following trading securities, stated at fair market values:

|  | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| State and municipal government obligations | $ 34,158,743 | $ 312,520 | $ (1,137,871) | $ 33,333,392 |
| U.S. Government obligations | 78,726 | 296 | - | 79,022 |
| Corporate obligations | 10,923,188 | 174,923 | (227,150) | 10,870,961 |
| Certificates of deposit | 163,230 | - | (33,969) | 129,261 |
| Other | 164,000 | 3,400 | - | 167,400 |
|  | $ 45,487,887 | $ 491,139 | $ (1,398,990) | $ 44,580,036 |

6. <u>**Furniture, Equipment and Leasehold Improvements**</u>

The furniture, equipment and leasehold improvements are as follows:

| | |
|---|---|
| Leasehold improvements | $ 1,005,181 |
| Furniture and equipment | 5,501,860 |
| | 6,507,041 |
| Accumulated depreciation | (4,674,850) |
| Furniture, equipment and leasehold improvements, net | $ 1,832,191 |

7. <u>**Short-Term Borrowings**</u>

At December 31, 2019, the Company had a $30,000,000 line of credit agreement with a bank to facilitate financing of marketable securities. There was no outstanding balance at year end. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus 1.00% (2.71% at December 31, 2019), matures in August 2020 and is collateralized by marketable securities owned by the Company. In addition, the Company also has a $40,000,000 line of credit agreement with the bank to facilitate the financing of municipal underwritings. The Company enters into a separate, standalone credit agreement with the bank for underwritings in excess of $40 million. Amounts borrowed are generally outstanding for one day. There was no balance outstanding at year end. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus 1.00% (2.71% at December 31, 2019), matures in August 2020 and is collateralized by the municipal securities underwritten by the Company.

At December 31, 2019, the Company had a $40,000,000 revolving line of credit agreement with the Parent, of which there was no outstanding balance at year end. The revolving line of credit agreement bears interest at a fixed rate (5.25% at December 31, 2019), matures in April 2020 and is uncollateralized.

At December 31, 2019, the Company had a $20,000,000 revolving line of credit agreement with a bank, with no outstanding balance at year end. The revolving line of credit agreement bears interest at the greater of 3.25% or the Wall Street Journal Prime Rate (3.50% at December 31, 2019), matures in May 2021 and is uncollateralized.

As of December 31, 2019, the Company had no outstanding obligations that were subordinated to claims of general creditors.

**Notes to Statement of Financial Condition**

**December 31, 2019**

8.  **Income Taxes**

The Company utilizes the liability method to determine deferred income taxes.  Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

| | | |
|---|---|---:|
| Deferred tax assets | | |
| Nonqualified deferred compensation | $ | 4,923,308 |
| Covenants not to compete | | 17,897 |
| Other | | 57,005 |
| Total deferred tax assets | | 4,998,210 |
| | | |
| Deferred tax liabilities | | |
| Accumulated depreciation | | 299,956 |
| Goodwill | | 215,373 |
| Prepaids | | 183,784 |
| Other | | 31,101 |
| Total deferred tax liabilities | | 730,214 |
| | | |
| Net deferred tax asset | $ | 4,267,996 |

9.  **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2019:

| | | Lease Commitments |
|---|---|---:|
| 2020 | $ | 608,730 |
| Total undiscounted rental payments | $ | 608,730 |
| | | |
| Less: present value discount at 5.0% | $ | 16,171 |
| Net operating lease liability | $ | 592,559 |

The Company leases its office space from the Parent.  The Company adopted ASU 2016-02 Topic 842, Leases beginning January 1, 2019 resulting in a "right of use asset" and "lease liability" for current operating leases in the amount of $1,155,498.  The weighted average term for the leases is one year.

9. **Commitments and Contingencies (cont.)**

In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts. Management intends to vigorously defend these matters and, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2019, the Company had commitments to purchase securities of $317,000 and had no firm commitments to sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

10. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2019, Crews had an aggregate indebtedness to net capital ratio of .71 to 1 with $34,453,527 of regulatory net capital, which was $32,814,684 in excess of the required minimum regulatory net capital of $1,638,843.

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations which are reviewed periodically by FINRA and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate..

11. **Related Party Transactions**

The Company controls customer deposits of approximately $90,114,000 held on behalf of its customers at a bank that is a subsidiary of the Parent at December 31, 2019. The Company also has a $40,000,000 revolving line of credit agreement with the Parent with no outstanding balance at December 31, 2019. See footnote 7.

12. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2019 was 2.30% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $19,694,520 as of December 31, 2019. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying statement of financial condition was $18,837,988 at December 31, 2019.

13. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company upon hire date. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2019, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company.

14. **Fair Value of Financial Instruments**

The following table sets forth the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

| | Quoted Prices in Active Markets for Identical Assets (Level I) | Other Observable Inputs (Level II) | Unobservable Inputs (Level III) | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Marketable securities | | | | |
| State and municipal government obligations | $ - | $ 28,745,312 | $ 4,588,080 | $ 33,333,392 |
| U.S. Government obligations | - | 79,022 | - | 79,022 |
| Corporate obligations | - | 8,808,464 | 2,062,497 | 10,870,961 |
| Certificates of deposit | - | 129,261 | - | 129,261 |
| Other | - | - | 167,400 | 167,400 |
| | - | 37,762,059 | 6,817,977 | 44,580,036 |
| Cash surrender value of life insurance policies | - | 19,694,520 | - | 19,694,520 |
| Total assets at fair value | $ - | $ 57,456,579 | $ 6,817,977 | $ 64,274,556 |
| **Liabilities** | | | | |
| Nonqualified deferred compensation liabilities | $ - | $ 18,837,988 | $ - | $ 18,837,988 |
| Total liabilities at fair value | $ - | $ 18,837,988 | $ - | $ 18,837,988 |

14. **Fair Value of Financial Instruments (cont.)**

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

|  | State and Municipal Government Obligations | Corporate Obligations | Other | Total |
|---|---|---|---|---|
| Balances - January 1, 2019 | $ 7,876,727 | $ 1,105,601 | $ 848,962 | $ 9,831,290 |
| Total realized gains (losses) - included in earnings | (119,315) | 321,798 | (2,243) | 200,240 |
| Purchases | 27,363,945 | 21,437,454 | 954,075 | 49,755,474 |
| Sales | (31,038,475) | (21,130,329) | (1,633,394) | (53,802,198) |
| Transfers in and/or out of Level III | 505,198 | 327,973 | - | 833,171 |
| Balances - December 31, 2019 | $ 4,588,080 | $ 2,062,497 | $ 167,400 | $ 6,817,977 |

The following table presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level III assets.

| Description | Fair Value | Valuation Technique | Unobservable Inputs | Range |
|---|---|---|---|---|
| State and municipal obligations | $ 4,588,080 | Bond characteristic analysis | Current interest rates, credit events, coupon, call feature maturity and revenue purpose | 0% - 8.0% coupon 4.3% weighted-average 0 - 29 year maturity 13 year weighted-average |
| Corporate obligations | $ 2,062,497 | Bond characteristic analysis | Current interest rates, credit events, coupon, call feature and maturity | 0% - 6.8% coupon 2.8% weighted average 5 - 31 year maturity 22 year weighted-average |
| Other marketable securities | $ 167,400 | Collateral analysis | Valuation of underlying collateral and convertibility of assets | |

15. **Subsequent Events Evaluation Date**

The Company evaluated the events and transactions subsequent to its December 31, 2019 statement of financial condition date and determined there were no significant events to report through February 26, 2020, which is the date the Company issued its statement of financial condition.